John Hancock Tower, 27th Floor
200 Clarendon Street
Boston, Massachusetts 02116
Tel: +1.617.948.6000 Fax: +1.617.948.6001
www.lw.com

FIRM / AFFILIATE OFFICES
	Barcelona	Moscow
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June 6, 2016	Chicago	Paris
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Milan

CONFIDENTIAL

Securities and Exchange Commission	FOIA Confidential Treatment Request
Division of Corporation Finance	Under 17 C.F.R. §200.83
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Attention: Ms. Suzanne Hayes and Mr. Jacob Luxenburg

Re:                             Selecta Biosciences, Inc. | Anticipated Price Range | Registration Statement on Form S-1 (File No. 333-211555)

Ladies and Gentlemen:

On behalf of Selecta Biosciences, Inc. (the “Company”), we submit this letter (this “Letter”) to the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).  The Company originally submitted the above-referenced Registration Statement (the “Registration Statement”) to the Commission on November 24, 2015. The purpose of this Letter is to respond to an outstanding comment relating to stock-based compensation that was provided to the Company in a letter from the Staff dated June 3, 2016.  In this letter, we have recited the prior comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

4.                                      Please refer to your May 31, 2016 letter regarding the estimated public offering price per share for your proposed initial public offering and the accounting treatment for share-based compensation. Please reconcile for us the difference between the fair value as of the most recent valuation date and the mid-point of your estimated IPO price range. Include an explanation for each significant factor contributing to the difference.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY SELECTA BIOSCIENCES, INC.

Supplementally to the above referenced letter dated May 31, 2016, the Company advises the Staff that, although not reflected in the Registration Statement, based on discussions with the Company’s board of directors and reflecting the input from the lead underwriters (the “Underwriters”) for the Company’s initial public offering (“IPO”), if the Company were to commence marketing of the transaction today, the Company presently anticipates that the estimated price range would be approximately $[***] to $[***] per share for the Company’s common stock (the “Preliminary IPO Price Range”).  While the midpoint of the Preliminary IPO Price Range is $[***] per share, the Company advises the Staff that it presently estimates, based in part on input recently received from its underwriters, that the assumed public offering price per share for the offering pursuant to the Registration Statement will be $[***] per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price do not reflect the reverse stock split that the Company intends to effect prior to the Commission’s declaration of effectiveness of the Registration Statement. The Company again advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement will include a price range of no more than $2.00, if the maximum price is $10.00 per share or less, or 20%, if the maximum price is greater than $10.00 per share, unless otherwise approved by the Staff.

COMPARISON OF APRIL 30, 2016 VALUATION AND PRELIMINARY ASSUMED IPO PRICE

The Company notes that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but is being determined by negotiation between it and the Underwriters. Among the factors that are being considered in setting this range are the following:

•                  the price per share for the Series E preferred stock issued by the Company in August and September of 2015;

•                  an analysis of the typical valuation ranges seen in recent IPOs in the Company’s industry;

•                  the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•                  an assumption that there would be a receptive public trading market for clinical and pre-commercial biotechnology companies such as the Company; and

•                  an assumption that there would be sufficient demand for our common stock to support an offering of the size contemplated by the proposed IPO.

The Company believes that the difference between the fair value of its common stock as of April 30, 2016 of $2.30 per share and the Preliminary Assumed IPO Price of approximately $[***] per share is primarily the result of the Company’s receipt during the last few weeks of data from the Phase 1b clinical trial for its lead product candidate. In addition, the following factors and developments with respect to the Company’s business have occurred subsequent to April 30, 2016:

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY SELECTA BIOSCIENCES, INC.

•                  The anticipated price range for this offering is based only upon a scenario in which the Company completes this offering and is not probability weighted, in contrast to the Company’s prior valuations of common stock, which considered other potential outcomes under the probability-weighted expected return method, which would have resulted in a lower value of its common stock than a near-term initial public offering.

•                  The anticipated price range for this offering necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock, which was appropriately taken into account in the Company’s determination of the fair value of its common stock on April 30, 2016.

•                  The Company’s preferred stock currently has substantial economic rights and preferences over its common stock.  Upon the listing of the Company’s securities on a national securities exchange, all outstanding shares of the Company’s preferred stock will convert into common stock, thus eliminating the superior rights and preferences of its preferred stock as compared to its common stock.

•                  The significant benefits the Company expects to accrue as a result of becoming publicly traded through the IPO, including (i) a substantial increase in the Company’s cash position after receiving the net proceeds from the IPO, (ii) an anticipated improved ability of the Company to raise equity and debt capital going forward, and at a lower expected cost of capital and with reduced borrowing costs, as a result of being a publicly traded company, and (iii) the expected increased attractiveness of the Company’s equity as a currency to raise capital, compensate employees and other strategic transactions.

•                  In May 2016, the Company entered into a license agreement with the Massachusetts Eye and Ear Infirmary and The Schepens Eye Research Institute, Inc., pursuant to which the Company was granted an exclusive commercial worldwide license to certain intellectual property.

In conclusion, the Company respectfully submits that the difference between the valuation as of April 30 and the Preliminary Assumed IPO Price is reasonable.  The Company does not expect to have any equity related transactions prior to the effective date of the Registration Statement.

The Company respectfully requests that the information contained in this request letter be treated as confidential information and that the Commission provide timely notice to Werner Cautreels, Ph.D., Chief Executive Officer, Selecta Biosciences, Inc., 480 Arsenal Street, Building One, Watertown, Massachusetts 02472, telephone (617) 923-1400, before it permits any disclosure of the underlined and highlighted information contained in this request letter.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY SELECTA BIOSCIENCES, INC.

Please direct any questions or comments regarding this letter or the Registration Statement to the undersigned at (202) 637-2117 or to Peter N. Handrinos of this firm at (617) 948-6060. Thank you for your assistance.

Sincerely,

/s/ Brandon J. Bortner

Brandon J. Bortner
of LATHAM & WATKINS LLP

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY SELECTA BIOSCIENCES, INC.